Rule 424(b)(3)
                                                  Registration No. 333-121067


PRICING SUPPLEMENT NO. 5/A dated June 24, 2005
to Prospectus Supplement dated May 18, 2005
and Prospectus dated May 18, 2005

LEHMAN BROTHERS HOLDINGS INC.
Medium-Term Notes, Series H

This Pricing Supplement supplements the terms and conditions in, and incorporates by reference, the Prospectus, dated May 18, 2005, as supplemented by the Prospectus Supplement, dated May 18, 2005 (as so supplemented, together with all documents incorporated by reference therein, the "Prospectus"), and should be read in conjunction with the Prospectus. Unless otherwise defined in this Pricing Supplement, terms used herein have the same meanings as are given to them in the Prospectus.

CUSIP No.:                      52517PZV6

ISIN:                           US52517PZV65

Specified Currency:             Principal:      U.S. Dollars
                                Interest:       U.S. Dollars

Principal Amount:               $1,000,000

                                Total              Per Note
Issue Price:                    $1,000,000         100%
Agent's Commission:             $        0           0%
Proceeds to Lehman
   Brothers Holdings:           $1,000,000         100%

The Notes will be issued in an aggregate principal amount of $1,000,000 and will be a further issuance of, and will form a single tranche with, the $2,000,000 aggregate principal amount of Medium-Term Notes, Series H, due June 29, 2015, that Lehman Brothers Holdings will issue on June 29, 2005. The Notes will have the same CUSIP and ISIN numbers as the other notes of this tranche and will settle on the same date as, and trade interchangeably with, the other notes of this tranche. The issuance of the Notes will increase the aggregate principal amount of the outstanding notes of this tranche to $3,000,000.

On the Original Issue Date, we may, without the consent of the holders of Notes, issue additional notes similar to these Notes in all respects except for the Issue Price. Following the Original Issue Date, we may, without the consent of the holders of Notes, create and issue additional notes similar to these Notes in all respects except for the Original Issue Date, Issue Price and the payment of interest accruing prior to the Original Issue Date of such additional notes. All such additional notes will be consolidated and form a single tranche with, have the same CUSIP and ISIN numbers as and trade interchangeably with these Notes.

Agent:                          Lehman Brothers

Agent's Capacity:               [X ]  As principal        [  ]  As agent

Issue Date:                     June 29, 2005

Stated Maturity Date:           June 29, 2015, subject to Optional Redemption;
                                provided that if such day is not a New York
                                Business Day, then such day will be the
                                following New York Business Day.

Date From Which Interest
   Accrues:                     [X ]  Issue Date
                                [  ]  Other: _____________


[  ]   Fixed Rate Note

       Interest Rate per Annum:        _______%

[X ]   Floating Rate Note       [  ]  CD Rate
                  [  ]  Commercial Paper Rate
                  [  ]  Federal Funds (Effective) Rate
                  [  ]  Federal Funds (Open) Rate
                  [  ]  LIBOR Telerate
                  [  ]  LIBOR Reuters
                  [  ]  EURIBOR
                  [  ]  Treasury Rate:    Constant Maturity [  ] Yes   [  ] No
                  [  ]  Prime Rate
                  [  ]  Eleventh District Cost of Funds Rate
                  [X ]  Other:  See "Interest Rate per Annum" below

Interest Rate per Annum:        From the Original Issue Date through September
                                28, 2005, 9.00%.

                                For each interest period from September 29, 2005 until the Stated Maturity Date: the Interest Rate per Annum relating to the immediately preceding Interest Payment Date, plus 10-Year CMT Rate, minus the applicable Spread.

Spread:                         From September 29, 2005 through December 28,
                                   2005:  4.00%.
                                From December 29, 2005 through March 28,
                                   2006:  4.25%.
                                From March 29, 2006 through June 28,
                                   2006:  4.50%.
                                From June 29, 2006 through September 28,
                                   2006:  4.75%.
                                From September 29, 2006 through June 28,
                                   2007:  5.00%
                                From June 29, 2007 through June 28,
                                   2008:  5.25%
                                From June 29, 2008 until the Stated Maturity
                                   Date: the Interest Rate per Annum relating to the immediately preceding Interest Payment Date.

Minimum Rate:                   0%

Maximum Rate:                   Not applicable

10-Year CMT Rate:               The rate that appears on Telerate page 7051 for
                                the applicable Interest Determination Date. If such rate does not appear on Telerate page
                                7051, then the rate that appears on the Federal
                                Reserve Statistical Release H.15 shall apply.

Interest Determination Dates:   Two New York Business Days prior to the
                                applicable Interest Reset Date

Interest Payment Dates:         Each September 29, December 29, March 29, and
                                June 29, commencing on September 29, 2005, subject to Optional Redemption; provided that if such day is not a New York Business Day, then such day will be the following New York
                                Business Day, and provided further that the final Interest Payment Date for any Notes shall be the applicable maturity date.

Interest Reset Dates:           Each Interest Payment Date, commencing on June
                                29, 2005

Interest Computation:           Interest will be computed on the basis of a
                                360-day year of twelve 30-day months or, in the case of an incomplete month, the number of days elapsed.

Adjusted:                       [   ]  Yes      [X ]  No

Interest Rate
   Calculation Agent:           Lehman Brothers Special Financing

Optional Redemption:            The Notes may be redeemed at the option of
                                Lehman Brothers Holdings in whole or in part at a price equal to 100% of the principal amount being redeemed, from time to time on each Interest Payment Date, commencing on September
                                29, 2005. Notice of redemption will be given not less than five New York Business Days prior to the redemption date.

Form of Note:                   [X ]  Book-entry only (global)
                                [  ]  Certificated


RISK FACTORS

An investment in the Notes entails certain risks not associated with an investment in conventional floating rate medium-term notes. See "Risk Factors" generally in the Prospectus. Investors should also consider the risk that if the 10-Year CMT Rate is less than the applicable Spread or the market perceives that the risk of this occurring increases, the trading price of the Notes will be adversely affected.

The secondary market for, and the market value of, the Notes will be affected by a number of factors independent of the creditworthiness of Lehman Brothers Holdings Inc., including the level and direction of interest rates, the anticipated level and potential volatility of the 10-Year CMT Rate, the method of calculating the 10-Year CMT Rate, the time remaining to the maturity of the Notes, the aggregate principal amount of the Notes and the availability of comparable instruments. The value of the 10-Year CMT Rate depends on a number of interrelated factors, including economic, financial and political events, over which Lehman Brothers Holdings Inc. has no control. The following table, showing the historical level of 10-Year CMT in effect for the hypothetical Interest Determination Dates listed below, illustrates the variability of that rate:


Historical Levels of 10-Year CMT

Interest Determination    10-Year CMT    Interest Determination    10-Year CMT
Date                                     Date

March 30, 1987            7.54           July 1, 1996              6.74
June 29, 1987             8.34           September 30, 1996        6.72
September 29, 1987        9.64           December 30, 1996         6.31
December 29, 1987         8.85           March 31, 1997            6.92
March 29, 1988            8.56           June 30, 1997             6.51
June 29, 1988             8.88           September 29, 1997        6.10
September 29, 1988        8.98           December 29, 1997         5.76
December 29, 1988         9.18           March 30, 1998            5.72
March 29, 1989            9.36           June 29, 1998             5.47
June 29, 1989             8.12           September 29, 1998        4.59
September 29, 1989        8.31           December 29, 1998         4.71
December 29, 1989         7.93           March 29, 1999            5.28
March 29, 1990            8.60           June 29, 1999             5.93
June 29, 1990             8.43           September 29, 1999        5.97
October 1, 1990           8.71           December 29, 1999         6.40
December 31, 1990         8.08           March 29, 2000            6.18
April 1, 1991             8.07           June 29, 2000             6.04
July 1, 1991              8.26           September 29, 2000        5.80
September 30, 1991        7.47           December 29, 2000         5.12
December 30, 1991         6.76           March 29, 2001            4.98
March 30, 1992            7.54           June 29, 2001             5.42
June 29, 1992             7.12           October 1, 2001           4.55
September 29, 1992        6.37           December 31, 2001         5.07
December 29, 1992         6.69           April 1, 2002             5.44
March 29, 1993            6.06           July 1, 2002              4.85
June 29, 1993             5.79           September 30, 2002        3.63
September 29, 1993        5.35           December 30, 2002         3.82
December 29, 1993         5.74           March 31, 2003            3.83
March 29, 1994            6.71           June 30, 2003             3.54
June 29, 1994             7.24           September 29, 2003        4.09
September 29, 1994        7.64           December 29, 2003         4.24
December 29, 1994         7.82           March 29, 2004            3.91
March 29, 1995            7.16           June 29, 2004             4.70
June 29, 1995             6.28           September 29, 2004        4.10
September 29, 1995        6.17           December 29, 2004         4.33
December 29, 1995         5.58           March 29, 2005            4.60
March 29, 1996            6.34


The historical experience of 10-Year CMT should not be taken as an indication of the future performance of 10-Year CMT during the term of the Notes. Fluctuations in the level of 10-Year CMT make the Notes' effective interest rate difficult to predict and can result in effective interest rates to investors that are lower than anticipated. In addition, historical interest rates are not necessarily indicative of future interest rates. Fluctuations in interest rates and interest rate trends that have occurred in the past are not necessarily indicative of fluctuations that may occur in the future, which may be wider or narrower than those that have occurred historically.


CERTAIN UNITED STATES FEDERAL INCOME TAX CONSEQUENCES

Treatment of Notes as Contingent Payment Debt Instruments

Lehman Brothers Holdings intends to treat the Notes as "contingent payment debt instruments." As such, Lehman Brothers Holdings intends to report interest deductions with respect to the Notes based on this treatment and will, upon written request, provide holders of Notes with a projected payment schedule. Under such characterization, holders of the Notes will accrue original issue discount based on the "comparable yield" of the Notes (generally, the rate at which Lehman Brothers Holdings would issue a fixed rate debt instrument with terms and conditions similar to the Notes), and if the actual payments made on the Notes differ from the projected payments, positive or negative adjustments will be made for such differences for tax purposes. In addition, any gain or loss on the sale, exchange or retirement of the Notes generally will be treated as ordinary income or loss.

Based on the current interest rate environment, Lehman Brothers Holdings estimates that the comparable yield of the Notes would be an annual rate of approximately 4.96%, compounded quarterly. Lehman Brothers Holdings will not determine the actual comparable yield of the Notes, however, until they are issued. Any positive adjustment, for the amount by which an actual payment exceeds a projected contingent payment, will be treated as additional interest. Negative adjustments will be treated as follows: (i) first, any negative adjustment will reduce the amount of interest required to be accrued in the current year, (ii) second, any negative adjustments that exceed the amount of interest accrued in the current year will be treated as ordinary loss to the extent that the holder's total interest inclusions exceed the total amount of net negative adjustments treated as ordinary loss in prior taxable years, and
(iii) third, any excess negative adjustments will be carried forward to offset future income or amount realized on disposition.

Holders of Notes can obtain the comparable yield of the Notes and the projected payment schedule by submitting a written request for them to Lehman Brothers Holdings at the following address (which replaces the address provided in the accompanying Prospectus):

                Controllers Office
                Lehman Brothers Holdings Inc.
                745 Seventh Avenue
                New York, New York 10019
                (212) 526-7000

By purchasing a Note, a holder agrees to be bound by the determination of Lehman Brothers Holdings of the comparable yield and the projected payment schedule. For United States federal income tax purposes, a holder of Notes must use the comparable yield and projected payment schedule in determining its original issue discount accruals, and the adjustments thereto described above, in respect of the Notes. The comparable yield and projected payment schedule are not provided for any purpose other than the determination of a holder's original issue discount and adjustments thereof in respect of the Notes and do not constitute a projection or representation regarding the actual amount of the payments on a Note.

For a general discussion of the tax consequences associated with contingent payment debt instruments, see "United States Federal Income Tax
Consequences-Debt Securities-Consequences to United States Holders-Contingent Payment Debt Securities" in the Prospectus.

It is possible that the Notes may be taxed in some manner other than that described above. A different treatment from that described above could affect the amount, timing and character of income, gain or loss in respect of an investment in the Notes. Investors should consult their own tax advisors regarding the tax consequences of the purchase, ownership and disposition of the Notes, including the tax consequences under state, local, foreign and other tax laws.


                        UNDERWRITING

Lehman Brothers Holdings has agreed to sell to Lehman Brothers Inc.
("the Agent"), and the Agent has agreed to purchase, the principal amount of the Notes. The Agent is committed to take and pay for all of the Notes, if any are taken.

The Agent proposes to offer the Notes initially at a public offering price equal to the Issue Price set forth above and to certain dealers at such price. After the initial public offering, the public offering price and other selling terms may from time to time be varied by the Agent.

Lehman Brothers Holdings has agreed to indemnify the Agent against liabilities, including liabilities under the Securities Act of 1933, as amended, or to contribute to payments that the Agent may be required to make relating to these liabilities as described in the Prospectus.

The Notes are a new issue of securities with no established trading market. Lehman Brothers Holdings has been advised by the Agent that it intends to make a market in the Notes, but it is not obligated to do so and may discontinue market making at any time without notice. No assurance can be given as to the liquidity of the trading market for the Notes.

The Agent has represented and agreed that:

* it and each of its affiliates have not offered or sold and will not offer or sell any Notes to persons in the United Kingdom prior to the expiry of a period of six months from the issue date of the Notes except to persons whose ordinary activities involve them in acquiring, holding, managing or disposing of investments (as principal or agent) for the purposes of their businesses or otherwise in circumstances which have not resulted and will not result in an offer to the public in the United Kingdom within the meaning of the Public Offers of Securities Regulations of 1995;

* it and each of its affiliates have only communicated or caused to be communicated and will only communicate or cause to be communicated any invitation or inducement to engage in investment activity (within the meaning of Section 21 of the Financial Services and Markets Act 2000 (the "FSMA") received by it in connection with the issue or sale of any Notes in circumstances in which Section 21(1) of the FSMA does not apply to Lehman Brothers Holdings; and

* it and each of its affiliates have complied and will comply with all applicable provisions of the FSMA with respect to anything done by it in relation to the Notes in, from or otherwise involving the United Kingdom.

The Agent has separately further agreed that it has not, directly or indirectly, offered or sold and will not, directly or indirectly, offer or sell in the Netherlands anyNotesother than to persons who trade or invest in securities in the conduct of a profession or business (which include banks, stockbrokers, insurance companies, investment undertakings, pension funds, other institutional investors and finance companies and treasury departments of large enterprises).

The Agent has agreed that it will comply with all applicable laws and regulations in force in any jurisdiction in which it offers or sells the Notes or possesses or distributes the Prospectus or any other offering material and will obtain any consent, approval or permission required by it for the offer or sale by it of the Notes under the laws and regulations in force in any jurisdiction to which it is subject or in which it makes such offers or sales.